EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

August 9, 2006	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES SIX MONTH
AND SECOND QUARTER 2006 EARNINGS

          Glen Head, New York, August 9, 2006 – For the first six months of 2006 the Corporation earned $1.44 per share versus $1.50 for the same period last year. For the second quarter of 2006 earnings were $.72 per share versus $.74 for the same quarter last year. Earnings for the first six months of 2005 included several nonroutine items that on a net basis added six cents to earnings per share. These items included, among others, a refund of real estate taxes previously paid, a reduction in taxes accrued with respect to the Bank’s investment subsidiary, and securities losses incurred as part of a securities loss program. The second quarter of 2005 also included several nonroutine items. Although these items caused noticeable increases in salary expense and securities gains and decreases in employee benefits expense and income tax expense, on a net basis they had no impact on earnings per share.

          When compared to the same period last year, earnings for the first half of 2006 were positively impacted by loan growth. Between June 30, 2005 and June 30, 2006 total loans grew by $66.3 million, or 18.3%. Loans now represent 50.8% of total deposits versus 44.7% last year. The growth in loans resulted from management’s efforts to enhance the Bank’s current and future earnings prospects by increasing the size of the Bank’s loan portfolio and reducing the relative size of its securities portfolio. All categories of loans experienced growth, with the most significant growth occurring in commercial mortgages which were up by $29.2 million, or 30.2%, and home equity products which were up by $16.8 million, or 35.5%. Residential mortgages and commercial loans also grew, showing increases of $12.7 million, or 8.2%, and $6.7 million, or 12.4%, respectively. Management believes that the credit quality of the Bank’s loan portfolio continues to be excellent.

          Also contributing to earnings for the first half of 2006 were increased yields on all categories of interest-earning assets brought about by increased market interest rates, stepped up lending, and better yielding securities purchased as part of the portfolio restructuring conducted in 2005. When taken together, these items are largely responsible for a 72 basis point increase in the overall yield on interest-earning assets and a resulting increase in net interest income on those interest-earning assets funded by checking deposits and capital. As a partial offset to earnings, net interest spread declined by 27 basis points with a flattening of the yield curve and increased competition for deposits in the Bank’s market area. This caused net interest income to decline on those interest-earning assets funded by interest-bearing liabilities. The flattening yield curve occurred as short-term interest rates increased significantly and intermediate and longer-term interest rates increased by lesser amounts. The significant increase in short-term interest rates drove up the Bank’s overall cost of deposits and the lesser increases in intermediate and longer-term interest rates limited the additional earnings that could be realized by the Bank on its investment and loan portfolios. Also negatively impacting earnings was slowed deposit growth resulting from increased competition.

          The flat yield curve and competition for deposits in the Bank’s market area are continuing to exert pressure on earnings. The Bank currently plans to continue growing loans in a measured and disciplined manner and is investing in people and infrastructure to make this happen.

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Management believes that commercial loan growth in particular, in addition to new branch openings, will be a key driver of future deposit and earnings growth.

          In December of last year, the Bank opened a full service branch on the south shore of Long Island in the town of Merrick. This brought the Bank’s full service branch count to ten and the overall number of branches to twenty-five. Management currently plans to continue opening branches in key markets on Long Island and in Manhattan.

BALANCE SHEET INFORMATION

	6/30/06	12/31/05

	(in thousands )

Total Assets	$979,705	$944,156

Net Loans	425,595	377,210

Investment Securities	483,779	518,397

Checking Deposits	330,008	307,842

Savings and Time Deposits	515,094	480,169

Total Stockholders’ Equity	91,603	90,698

INCOME STATEMENT INFORMATION

	Six Months Ended		Three Months Ended

	6/30/06	6/30/05	6/30/06	6/30/05

	(in thousands, except per share data)

Net Interest Income	$17,865	$17,193	$9,069	$8,727
Provision For Loan Losses	385	326	149	176

Net Interest Income After Loan Loss Provision	17,480	16,867	8,920	8,551

Noninterest Income	2,993	3,492	1,408	1,803
Noninterest Expense	13,271	12,882	6,759	6,657

Income Before Income Taxes	7,202	7,477	3,569	3,697
Income Tax Expense	1,601	1,468	775	730

Net Income	$5,601	$6,009	$2,794	$2,967

Earnings Per Share:
Basic	$1.46	$1.52	$.73	$.75
Diluted	$1.44	$1.50	$.72	$.74

          This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Act of 1934. Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”. The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

          For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended June 30, 2006. The Form 10-Q will be available on or before August 9, 2006 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com and clicking on “About Us”, then clicking on “SEC Filings”, and then clicking on “Corporate SEC Filings.”

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